SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                14 March 2006

                                                         SkyePharma PLC

                                             Agreement with Major Shareholders Over
                                              Selection of Non-Executive Directors

LONDON,  UK, 14 March 2006 - SkyePharma  PLC (LSE:  SKP;  Nasdaq:  SKYE)  announces that following the  Extraordinary  General  Meeting
("EGM")  held on 9 March,  at which a  shareholder  resolution  to appoint a new  director  was not  approved,  the Company has reached agreement with two of its major  institutional  investors over  arrangements  for the selection and  appointment of two new independent non-executive directors acceptable to both the Company and those institutions.

Dr Jerry Karabelas,  SkyePharma's  Non-Executive  Chairman,  said:  "Although  SkyePharma  strives to maintain the highest standards of corporate  governance,  there is always room for improvement.  We have noted the level of dissatisfaction  about certain issues among a significant  body of  shareholders.  We are happy to have reached  agreement over a process that allows us to address these concerns to the  satisfaction  of all. We can now  concentrate on the primary task of execution of the Company's new corporate  strategy,  which we believe will benefit all shareholders."

Anita Skipper,  Head of Corporate Governance for Morley Fund Management,  said: "The Company and its Board have taken the initiative in looking to work  constructively  with  shareholders  following  the EGM. We welcome the steps the Company has taken and look forward to continuing the dialogue."

William Claxton-Smith,  Director,  Investor  Responsibility at Insight Investment Management,  said: "In light of this development,  we are happy that our initial aim of strengthening the Board of SkyePharma will be achieved. We will be fully supportive of the Company."

For further information please contact:

SkyePharma PLC                                                                +44 207 491 1777
Frank Condella, Chief Executive Officer
Peter Laing, Director of Corporate Communications                             +44 207 491 5124

Sandra Haughton, US Investor Relations                                        +1 212 753 5780

Buchanan Communications                                                       +44 207 466 5000
Tim Anderson / Mark Court

Notes for editors:
About SkyePharma
SkyePharma PLC develops  pharmaceutical  products benefiting from world-leading drug delivery  technologies that provide  easier-to-use and more effective drug formulations.  There are now eleven approved products incorporating  SkyePharma's  technologies in the areas of oral,  injectable,  inhaled and topical  delivery,  supported by advanced  solubilisation  capabilities.  For more  information,  visit
www.skyepharma.com.

Certain statements in this news release are  forward-looking  statements and are made in reliance on the safe harbour provisions of the
U.S. Private Securities  Litigation Act of 1995. Although SkyePharma believes that the expectations  reflected in these forward-looking statements are reasonable,  it can give no assurance that these expectations will materialize.  Because the expectations are subject to risks and  uncertainties,  actual results may vary  significantly  from those  expressed or implied by the  forward-looking  statements based upon a number of factors,  which are described in SkyePharma's  20-F and other documents on file with the SEC. Factors that could cause differences  between actual results and those implied by the forward-looking  statements  contained in this news release include, without limitation,  risks related to the development of new products,  risks related to obtaining and maintaining  regulatory approval for existing,  new or expanded indications of existing and new products,  risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's  and its marketing  partners'  ability to market products on a large scale to maintain or expand market share in the face of changes in customer  requirements,  competition and technological  change, risks related to regulatory  compliance,  the risk of product liability claims, risks related to the ownership and use of intellectual  property, and risks  related  to  SkyePharma's  ability  to manage  growth.  SkyePharma  undertakes  no  obligation  to  revise  or  update  any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   March 14, 2006